SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D


             Under the Securities Exchange Act of 1934
                        (Amendment No. 1)


                BANK WEST FINANCIAL CORPORATION

                        (Name of Issuer)


                         COMMON STOCK

                (Title of Class of Securities)


                         065631 10 3

                      (CUSIP Number)


                      Harry E. Mika
                2147 Wildfield Drive, NE
              Grand Rapids, Michigan 49505


(Name, Address, Telephone Number of Persons Authorized to Receive Notices and Communications)

                     September 16, 1996

   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.





                       Page 1 of 4 Pages

CUSIP No.  065631 10 3                      13D            Page 2 of 4 Pages

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Harry E. Mika  ####-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                               (b) [ ]
           N/A

3          SEC USE ONLY

4          SOURCE OF FUNDS*

           PF

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                  [  ]

           N/A

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7           SOLE VOTING POWER

            120,000

8           SHARED VOTING POWER

            N/A

9           SOLE DISPOSITIVE POWER

            120,000

10          SHARED DISPOSITIVE POWER

            N/A

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            120,000

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*             [ ]

            N/A

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.1%

14          TYPE OF REPORTING PERSON*

            IN

                     Harry E. Mika
                     Schedule 13D

ITEM 1.  SECURITY AND ISSUER

      The title of the class of equity securities is Bank West Financial Corporation Common Stock. The name of the issuer is Bank West Financial Corporation. Their principal executive address is 2185 Three Mile Rd. N.W., Grand Rapids, Michigan 49544-1451.

ITEM 2.  IDENTITY AND BACKGROUND

      (a)   Harry E. Mika

      (b)   2147 Wildfield Drive, N.E.
            Grand Rapids, Michigan 49505

      (c)   Private Investor

      (d)   No convictions in a criminal proceeding during last five years.

      (e)   Was not a party to a civil proceeding during last five years.

      (f)   U.S. citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The security purchases aggregating $1,211,622 were funded by personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

      The purpose of the transaction is personal investment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) The number of Bank West Financial Corporation Common Stock shares outstanding is 1,963,140.

            Harry E. Mika has acquired 120,000 shares of Bank West Financial Corporation Common Stock.

            The 120,000 shares of Bank West Financial Corporation Common Stock represents 6.1% of the outstanding shares of this issue.

                            Page 3 of 4 Pages

                           Harry E. Mika
                           Schedule 13D

      (b) Harry E. Mika has sole power to vote or direct the vote of 120,000 shares of Bank West Financial Corporation Common Stock.

      (c) Harry E. Mika, from personal funds, acquired shares of Bank West Financial Corporation Common Stock in Grand Rapids, Michigan during the sixty day period ending September 16, 1996:

            Date of              Number                        Price
            Purchase             of Shares                     per Share
            --------             ---------                     ---------
            9/16/96              4000                          11.25

      (d)  Not applicable.

      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


9/16/96                    /S/ HARRY E. MIKA
-------                    -----------------
Date                       Signature

                           HARRY E. MIKA, INDIVIDUAL INVESTOR
                           ----------------------------------
                           Name/Title


                        Page 4 of 4 Pages